UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2022

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR)

(DISTRIBUTION AND MARKETING COMPANY OF THE NORTH )

(Translation of Registrant's Name Into English)

Argentina

(Jurisdiction of incorporation or organization)

Av. del Libertador 6363,

12th Floor,

City of Buenos Aires (A1428ARG),

Tel: 54-11-4346-5000

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X     Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes          No  X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

SUPERVISORY COMMITTEE MINUTES No. 309 (PERTINENT PART)

In the City of Buenos Aires, on the 8th day of the month of March of 2022, in accordance with the provisions of article 25 of the Bylaws, the members of the Supervisory Committee of EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE SOCIEDAD ANÓNIMA (EDENOR S.A. or the Company), Messrs. Carlos Cvitanich, Javier Errecondo and Jorge Roberto Pardo, with the attendance of the Board of Directors’ Secretary, meet through the Microsoft Teams system, which allows for the simultaneous transmission of sound, images and words throughout the entire meeting as well as for the recording thereof in digital support. At 2:30 p.m., the legally and statutorily required quorum being present, the meeting is called to order … 1) CONSIDERATION OF THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2021. It is resolved to unanimously approve… 2) SUPERVISORY COMMITTEE’S REPORT AND OTHER RELATED DOCUMENTATION. IF APPROPRIATE, APPOINTMENT OF A MEMBER FOR THE SIGNING THEREOF….

Supervisory Committee’s Report

To the Shareholders, Chairman and Directors of

Empresa Distribuidora y Comercializadora Norte Sociedad Anónima (Edenor S.A.)

Introduction

In accordance with both the provisions of section No. 294 of Law No. 19,550 and the regulations of the National Securities Commission (hereinafter “CNV”), we have performed a review of the accompanying financial statements of Empresa Distribuidora y Comercializadora Norte Sociedad Anónima (Edenor S.A.) (hereinafter Edenor S.A. or “the Company”), which comprise the statement of financial position as of December 31, 2021, the statements of comprehensive income (loss), changes in equity and cash flows for the year then ended, and the notes to the financial statements, which include a summary of the significant accounting policies and other explanatory information.

Responsibilities of the Board of Directors and the Audit Committee

The Company’s Board of Directors is responsible for the preparation and fair presentation of the financial statements in accordance with International Financial Reporting Standards (“IFRS”), and for such internal control as the Board of Directors determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, the Board of Directors is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, the matters related to going concern, and using the going concern basis of accounting, unless the Board of Directors either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

The Audit Committee is responsible for overseeing the Company’s financial reporting process.

Scope of our review

We have performed our review in accordance with current regulations, which require that the financial statements be examined in accordance with generally accepted auditing standards and that such review include verification of the reasonableness of the significant information contained in the documents subject to the review and its consistency with the information on corporate decisions of which we have become aware, laid down in Board of Directors and Shareholders’ Meetings minutes, and whether such decisions comply with the law and the by-laws as to their formal and documentary aspects. In conducting our professional work, we have examined the work performed by the Company’s external auditors, Price Waterhouse & Co. S.R.L, who issued their report on March 9, 2022. The auditors’ responsibility in accordance with International Standards on Auditing (ISAs) is described in the “Auditors’ responsibilities for the audit of the financial statements” section of the aforementioned report.

An audit’s objective is to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with ISAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of the financial statements. We have not assessed the corporate management, financing, marketing or operating criteria, as they are the responsibility of the Board of Directors and the Shareholders’ Meeting.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Furthermore, in connection with the Board of Directors Annual Report for the year ended December 31, 2021, we have verified that it contains the information required by section No. 66 of Law No. 19,550 and, as to matters within the scope of our responsibility, that the numerical data included therein agree with the Company’s accounting records and other pertinent documentation.

Opinion

Based on the review performed, with the scope described above, we report that:

a)	in our opinion, the financial statements mentioned in the first paragraph of this report present fairly, in all material respects, the financial position of Edenor S.A. as of December 31, 2021, as well as its comprehensive income (loss) and cash flows for the year then ended, in accordance with IFRS; and

b)	we have no comments to make, as to matters within the scope of our responsibility, in relation to the Board of Directors Annual Report. However, the affirmations regarding future events included therein are the responsibility of the Board of Directors.

Significant uncertainty with respect to going concern

Without qualifying our opinion, we draw the attention to the information included in Note 1 to the accompanying financial statements, which describes the Company’s economic and financial situation. The Company’s current economic and financial situation raises substantial doubt about its ability to continue as a going concern.

Report on compliance with current regulations

In compliance with current regulations, we report that:

a)	the financial statements of Edenor S.A. are pending transcription to the "Inventory and Balance Sheet" book, and comply, as to matters within the scope of our responsibility, with the provisions of Law No. 19,550 and the pertinent resolutions of the CNV;

b)	the Company’s financial statements arise from accounting records kept in all formal aspects in conformity with legal regulations, except for the lack of transcription thereof to the Inventory and Balance Sheet Book and the Journal (transcription of CD ROM to the Inventory and Balance Sheet book from October through December); which maintain the safety and integrity conditions based on which they were authorized by the National Securities Commission;

c)	in connection with the Appendix to the Annual Report concerning the Report on compliance with the Code of Corporate Governance, no relevant aspect whatsoever has come to our attention that causes us to believe that it should be modified to properly comply with the provisions of CNV’s Resolution No. 797;

d)	as required by the CNV’s regulations, we have read the external auditors’ report, from which the following may be inferred:
i.	the auditing standards applied are those approved by the FACPCE;
ii.	the auditors are independent of the Company in accordance with the International Code of Ethics for Professional Accountants (including International Independence Standards) issued by the International Ethics Standards Board for Accountants (IESBA’s Code); and

iii.	the financial statements have been prepared taking into account the IFRS and the CNV’s regulations.

e)	we have verified compliance with the provision and maintenance of guarantees of the Directors in office in Edenor S.A. at the date of presentation of the financial statements as of December 31, 2021, as required by caption 1.4, Appendix I of Technical Resolution No. 45 of the FACPCE;

f)	we have applied for Edenor S.A. the procedures on money laundering and terrorism financing prevention set forth in the relevant accounting standards issued by the Professional Council in Economic Sciences of the City of Buenos Aires; and

g)	we have complied with the provisions of section No. 294 of Law No. 19,550.

City of Buenos Aires, March 9, 2022.

subject to the approval of the financial statements herein dealt with by the Board of Directors at the meeting called for March 9, 2022. Furthermore, Mr. Pardo addresses those present and puts forward a motion to authorize the Committee’s Chairman to sign the report and the previously referred to documentation, which is unanimously approved.

There being no further business to discuss, and at the motion of Mr. Cvitanich, the meeting is adjourned at 2:40 p.m.

Carlos Cvitanich	Javier Errecondo	Jorge Roberto Pardo

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Empresa Distribuidora y Comercializadora Norte S.A.

By:	/s/ Germán Ranftl
Germán Ranftl
Chief Financial Officer

Date: March 10, 2022